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                                                                    EXHIBIT 99.3

ITEM 1. BUSINESS

                             ENVIRONMENTAL MATTERS

GENERAL ENVIRONMENTAL ISSUES

     We are subject to numerous federal, state and local requirements relating to the protection of the environment and the safety and health of personnel and the public. These requirements relate to a broad range of our activities, including the discharge of pollutants into air, water, and soil; the proper handling of solid, hazardous and toxic materials; and waste, noise, and safety and health standards applicable to the workplace. In order to comply with these requirements, we will spend substantial amounts from time to time to construct, modify and retrofit equipment, acquire air emission allowances for operation of our facilities, and to clean up or decommission disposal or fuel storage areas and other locations as necessary.

     If we do not comply with environmental requirements that apply to our operations, regulatory agencies could seek to impose on us civil, administrative and/or criminal liabilities as well as seek to curtail our operations. Under some statutes, private parties could also seek to impose upon us civil fines or liabilities for property damage, personal injury and possibly other costs.

     Under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, owners and operators of facilities from which there has been a release or threatened release of hazardous substances, together with those who have transported or arranged for the disposal of those substances, are liable for:

     - the costs of responding to that release or threatened release; and

     - the restoration of natural resources damaged by any such release.

     We are not aware of any liabilities under CERCLA that would have a material adverse effect on us, our financial position, results of operations or cash flows.

AIR EMISSIONS

     As part of the 1990 amendments to the Federal Clean Air Act, requirements and schedules for compliance were developed for attainment of health-based standards. As part of this process, standards for NOx emissions, a product of the combustion process associated with power generation and natural gas compression, are being developed or have been finalized. The Texas Commission on Environmental Quality standards require reduction of emissions from Texas Genco's power generating units and some of our natural gas compression facilities. As of December 31, 2002, Texas Genco had invested $551 million for NOx emission controls, and it is planning to make expenditures of at least $131 million in the years 2003 through 2005, with possible additional expenditures after 2005. NOx control estimates for 2006 and 2007 have not been finalized. The Texas Utility Commission has initially approved Texas Genco's NOx emission reduction plan in the amount of $699 million as the most cost-effective alternative in achieving compliance with applicable air quality standards for these generation facilities. Texas Genco is required to fund NOx reduction projects for pipelines in East Texas at a cost of $16.2 million, which is included in the amounts described above.

     The Environmental Protection Agency (EPA) has announced its determination to regulate hazardous air pollutants, including mercury, from coal-fired and oil-fired steam electric generating units under Section 112 of the Clean Air Act. The EPA plans to develop Maximum Achievable Control Technology (MACT) standards for these types of units as well as for turbines, engines and industrial boilers. The rulemaking for coal and oil-fired steam electric generating units must be completed by December 2004. Compliance with the rules will be required within three years thereafter. The MACT standards that will be applicable to the Texas Genco units cannot be predicted at this time and may adversely impact Texas Genco's operations. The rulemaking for turbines is expected to be complete in August 2003, and for engines and industrial boilers in early February 2004. Based on the rules currently proposed, management does not anticipate a materially adverse impact in interstate pipeline operations or Texas Genco's operations.

     In 1998, the United States became a signatory to the United Nations Framework Convention on Climate Change (Kyoto Protocol). The Kyoto Protocol calls for developed nations to reduce their emissions of greenhouse gases. Carbon dioxide, which is a major byproduct of the combustion of fossil fuel, is considered to be a greenhouse gas. In 2002, President Bush withdrew the United States' support for the Kyoto Protocol. Since this withdrawal, Congress has explored a number of other alternatives for regulating domestic greenhouse gas emissions. If the country re-enters and the United States Senate ultimately ratifies the Kyoto Protocol and/or if the United States Congress adopts other measures for the control of greenhouse gases, any resulting limitations on power plant carbon dioxide emissions could have a material adverse impact on all fossil fuel-fired electric generating facilities, including those belonging to Texas Genco.

     The EPA is conducting a nationwide investigation regarding the historical compliance of coal-fueled electric generating stations with various permitting requirements of the Clean Air Act. Specifically, the EPA and the United States Department of Justice have initiated formal enforcement actions and litigation against

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several other utility companies that operate these stations, alleging that these companies modified their facilities without proper pre-construction permit authority. To date, Texas Genco has not received requests for information related to work activities conducted at its facilities. The EPA has not filed an enforcement action or initiated litigation in connection with Texas Genco facilities. Nevertheless, any litigation, if pursued successfully by the EPA, could accelerate the timing of emission reductions currently contemplated for the facilities and result in the imposition of penalties.

     In February 2001, the United States Supreme Court upheld previously adopted EPA ambient air quality standards for fine particulate matter and ozone. While attaining these new standards may ultimately require expenditures for air quality control system upgrades for our facilities, regulations establishing required controls are not expected until after 2005. Consequently, it is not possible to determine the impact on our operations at this time.

     In July 2002, the White House sent to Congress a bill proposing the Clear Skies Act of 2002. The Act is designed to achieve long-term reductions of multiple pollutants produced from fossil fuel-fired power plants. The Act targets reductions averaging 70% for sulfur dioxide, NOx and mercury emissions. If approved by the United States Congress, the Act would create a gradually imposed market-based compliance program that would come into effect initially in 2008 with full compliance required by 2018. Fossil fuel-fired power plants owned by companies like Texas Genco would be affected by the adoption of this program, or other legislation currently pending in the United States Congress addressing similar issues. To comply with such programs, Texas Genco and other regulated entities could pursue a variety of strategies including the installation of pollution controls, the purchase of emission allowances or the curtailment of operations.

WATER ISSUES

     In July 2000, the EPA issued final rules for the implementation of the total maximum daily load (TMDL) program. The goal of the TMDL program is to restore waters designated as impaired by identifying and restricting the loading of pollutants contributing to the impairment. While we are not aware of any of our facilities being directly affected by the current TMDL developments, there is the potential that the establishment of TMDLs may eventually result in more stringent discharge limits in our plant discharge permits. Such limits could require our facilities to install additional water treatment facilities or equipment, modify operational practices or implement other water quality improvement measures. In October 2001, the EPA signed a final rule delaying the effective date of the TMDL rule until April 30, 2003. In December 2002, the EPA published a proposed rulemaking that would withdraw the July 2000 rule.

     In April 2002, the EPA proposed rules under Section 316(b) of the Clean Water Act relating to the design and operation of cooling water intake structures. This proposal is the second of three current phases of rulemaking dealing with Section 316(b) and generally would affect existing facilities that use significant quantities of cooling water. Under the amended court deadline, the EPA is to issue final rules for these Phase II facilities by February 2004. While the requirements of the final rule cannot be predicted at this time, significant capital expenditures by Texas Genco could be required. We anticipate that substantial comments and, if necessary, litigation will be filed by affected parties to attempt to achieve an acceptable final regulation.

     The EPA and the State of Texas periodically update water quality standards in response to new toxicological data and the development of enhanced analytical techniques that allow lower detection levels. The lowering of water quality criteria for parameters such as arsenic, mercury and selenium could affect generating facility discharge limitations and require our facilities to install additional treatment equipment.

LIABILITY FOR PREEXISTING CONDITIONS AND REMEDIATION

     Asbestos and Other. As a result of their age, many of our facilities contain significant amounts of asbestos insulation, other asbestos-containing materials and lead-based paint. Existing state and federal rules require the proper management and disposal of these potentially toxic materials. We have developed a management plan that includes proper maintenance of existing non-friable asbestos installations, and removal and abatement of asbestos containing materials where necessary because of maintenance, repairs, replacement


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or damage to the asbestos itself. We have planned for the proper management, abatement and disposal of asbestos and lead-based paint at our facilities.

     We have been named, along with numerous others, as a defendant in a number of lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos while working at sites along the Texas Gulf Coast. Most of these claimants have been third party workers who participated in construction of various industrial facilities, including power plants, and some of the claimants have worked at locations owned by us. We anticipate that additional claims like those received may be asserted in the future, and we intend to continue our practice of vigorously contesting claims that we do not consider to have merit. Although their ultimate outcome cannot be predicted at this time, we do not believe, based on our experience to date, that these matters, either individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flows.

     Manufactured Gas Plant Sites. CERC and its predecessors operated manufactured gas plants (MGP) in the past. In Minnesota, remediation has been completed on two sites, other than ongoing monitoring and water treatment. There are five remaining sites in CERC's Minnesota service territory, two of which CERC believes it neither owned or operated, and for which CERC believes it has no liability.

     At December 31, 2002, CERC had accrued $19 million for remediation of the Minnesota sites. At December 31, 2002, the estimated range of possible remediation costs was $8 million to $44 million based on remediation continuing for 30 to 50 years. The cost estimates are based on studies of a site or industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites to be remediated, the participation of other potentially responsible parties (PRP), if any, and the remediation methods used. CERC has an environmental expense tracker mechanism in its rates in Minnesota. CERC has collected $12 million at December 31, 2002 to be used for future environmental remediation.

     CERC has received notices from the United States Environmental Protection Agency and others regarding its status as a PRP for other sites. Based on current information, the Company has not been able to quantify a range of environmental expenditures for potential remediation expenditures with respect to other MGP sites.

     Hydrocarbon Contamination. In August 2001, a number of Louisiana residents who live near the Wilcox Aquifer filed suit in the 1st Judicial District Court, Caddo Parish, Louisiana against CERC and others. The suit alleges that CERC and the other defendants allowed or caused hydrocarbon or chemical contamination of the Wilcox Aquifer, which lies beneath property owned or leased by the defendants and is the sole or primary drinking water aquifer in the area. The monetary damages sought are unspecified. In April 2002, a separate suit with identical allegations against the same parties was filed in the same court. Additionally, in January 2003, a third suit with similar allegations was filed against the same parties in the 26th Judicial District Court, Bossier Parish, Louisiana.

     Mercury Contamination. Like similar companies, our pipeline and natural gas distribution operations have in the past employed elemental mercury in measuring and regulating equipment. It is possible that small amounts of mercury may have been spilled in the course of normal maintenance and replacement operations and that these spills may have contaminated the immediate area around the meters with elemental mercury. We have found this type of contamination in the past, and we have conducted remediation at sites found to be contaminated. Although we are not aware of additional specific sites, it is possible that other contaminated sites may exist and that remediation costs may be incurred for these sites. Although the total amount of these costs cannot be known at this time, based on our experience and that of others in the natural gas industry to date and on the current regulations regarding remediation of these sites, we believe that the cost of any remediation of these sites will not be material to our financial position, results of operations or cash flows.


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                                  RISK FACTORS

RISK FACTORS ASSOCIATED WITH FINANCIAL CONDITION AND OTHER RISKS

  IF WE ARE UNABLE TO ARRANGE FUTURE FINANCINGS ON ACCEPTABLE TERMS, OUR ABILITY TO FUND FUTURE CAPITAL EXPENDITURES AND REFINANCE EXISTING INDEBTEDNESS COULD BE LIMITED.

     As a result of several events occurring in 2001 and 2002, including the September 11, 2001 terrorist attacks, the bankruptcy of Enron Corp., the downgrading of our credit ratings and the credit ratings of several energy companies, the general downturn in the utility industry and the unusual volatility in the U.S. financial markets, the availability and cost of capital for our business have been adversely affected. If we are unable to obtain external financing to meet our future capital requirements on terms that are acceptable to us, our financial condition and future results of operations could be materially adversely affected. As of December 31, 2002, we had $11.1 billion of outstanding indebtedness and trust preferred securities, including $1.0 billion of debt that must be refinanced in 2003, after giving effect to the amendment and extension of our $3.85 billion credit facility in February 2003. In addition, the capital constraints currently impacting our businesses may require our future indebtedness to include terms that are more restrictive or burdensome than those of our current indebtedness. These terms may negatively impact our ability to operate our business or severely restrict or prohibit distributions from our subsidiaries. The success of our future financing efforts may depend, at least in part, on:

     - general economic and capital market conditions;

     - credit availability from financial institutions and other lenders;

     - investor confidence in us and the market in which we operate;

     - maintenance of acceptable credit ratings;

     - market expectations regarding our future earnings and probable cash flows;

     - market perceptions of our ability to access capital markets on reasonable terms;

     - our exposure to Reliant Resources in connection with its indemnification obligations arising in connection with its separation from us;

     - provisions of relevant tax and securities laws; and

     - our ability to obtain approval of specific financing transactions under the 1935 Act.

     As of December 31, 2002, our CenterPoint Houston subsidiary had $1.8 billion of general mortgage bonds outstanding. It may issue additional general mortgage bonds on the basis of retired bonds, 70% of property additions or cash deposited with the trustee. Although approximately $900 million of additional general mortgage bonds could be issued on the basis of property additions as of December 31, 2002, CenterPoint Houston has agreed contractually to limit incremental secured debt to $300 million. In addition, we are contractually prohibited, subject to certain exceptions, from issuing additional first mortgage bonds.

     Our current credit ratings are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Future Sources and Uses of Cash -- Impact on Liquidity of a Downgrade in Credit Ratings" in Item 7 of this report. We cannot assure you that these credit ratings will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are not recommendations to buy, sell or hold our securities. Each rating should be evaluated independently of any other rating. Any future reduction or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to access capital on acceptable terms.


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RISK FACTORS AFFECTING THE RESULTS OF OUR ELECTRIC TRANSMISSION & DISTRIBUTION
BUSINESS

 CENTERPOINT HOUSTON MAY NOT BE SUCCESSFUL IN RECOVERING THE FULL VALUE OF ITS STRANDED COSTS AND REGULATORY ASSETS RELATED TO GENERATION.

     CenterPoint Houston is entitled to recover its stranded costs (the excess of regulatory net book value of generation assets, as defined by the Texas electric restructuring law, over the market value of those assets) and its regulatory assets related to generation. CenterPoint Houston expects to make a filing in January 2004 in a true-up proceeding provided for by the Texas electric restructuring law. The purpose of this proceeding will be to quantify and reconcile:

     - the amount of stranded costs;

     - differences in the prices achieved in the state mandated auctions of Texas Genco's generation capacity and Texas Utility Commission estimates;

     - fuel over- or under-recovery;

     - the "price to beat" clawback; and

     - other regulatory assets associated with our generation business that were not previously recovered through the issuance of securitization bonds by a subsidiary.

     CenterPoint Houston will be required to establish and support the amounts of these costs in order to recover them. CenterPoint Houston expects these costs to be substantial. We cannot assure you that CenterPoint Houston will be able to successfully establish and support its estimates of the value of these costs. For more information about the true-up proceeding, please read "Our Business -- Electric Transmission & Distribution -- Stranded Costs and Regulatory Assets Recovery" above and Note 4(a) to our consolidated financial statements.

     In addition, CenterPoint Houston's $1.3 billion collateralized term loan matures on November 11, 2005 and is expected to be repaid or refinanced with the proceeds from the recovery of these costs. To the extent CenterPoint Houston has not received the proceeds by November 11, 2005, CenterPoint Houston's ability to repay or refinance its $1.3 billion term loan will be adversely affected.

 CENTERPOINT HOUSTON'S RECEIVABLES ARE CONCENTRATED IN A SMALL NUMBER OF RETAIL ELECTRIC PROVIDERS.

     CenterPoint Houston's receivables from the distribution of electricity are collected from retail electric providers that supply the electricity CenterPoint Houston distributes to their customers. Currently, CenterPoint Houston does business with approximately 31 retail electric providers. Adverse economic conditions, structural problems in the new ERCOT market or financial difficulties of one or more retail electric providers could impair the ability of these retail providers to pay for CenterPoint Houston's services or could cause them to delay such payments. CenterPoint Houston depends on these retail electric providers to remit payments timely to it. Any delay or default in payment could adversely affect CenterPoint Houston's cash flows, financial condition and results of operations. CenterPoint Houston's receivables balance from retail electric providers at December 31, 2002 was $85 million. Approximately 72% of CenterPoint Houston's receivables from retail electric providers at December 31, 2002 was owed by subsidiaries of Reliant Resources. Our financial condition may be adversely affected if Reliant Resources is unable to meet its obligations to CenterPoint Houston.

     Reliant Resources, through its subsidiaries, is CenterPoint Houston's largest customer. Pursuant to the Texas electric restructuring law, Reliant Resources may be obligated to make a large "price to beat" clawback payment to CenterPoint Houston in 2004. CenterPoint Houston expects the clawback, if any, to be applied against any stranded cost recovery to which CenterPoint Houston is entitled or, if no stranded costs are recoverable, to be refunded to retail electric providers. Also, as discussed in "Risk Factors Associated with Financial Condition and Other Risks," Reliant Resources is obligated to indemnify CenterPoint Houston for other potential liabilities. Reliant Resources has reported that it is facing large maturities of its debt over the next year and thus its ability to satisfy its obligations to CenterPoint Houston cannot be assured.

 RATE REGULATION OF CENTERPOINT HOUSTON'S BUSINESS MAY DELAY OR DENY CENTERPOINT HOUSTON'S FULL RECOVERY OF ITS COSTS.

     CenterPoint Houston's rates are regulated by certain municipalities and the Texas Utility Commission based on an analysis of its invested capital and its expenses incurred in a test year. Thus, the rates CenterPoint Houston is allowed to charge may not match its expenses at any given time. While rate regulation in Texas is premised on providing a reasonable opportunity to recover reasonable and necessary operating expenses and to earn a reasonable return on its invested capital, there can be no assurance that the Texas Utility Commission will judge all of CenterPoint Houston's costs to be reasonable or necessary or that the regulatory process in which rates are determined will always result in rates that will produce full recovery of CenterPoint Houston's costs.



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 CENTERPOINT HOUSTON IS OPERATING IN A RELATIVELY NEW MARKET ENVIRONMENT IN
 WHICH IT AND OTHERS HAVE LITTLE OPERATING EXPERIENCE.

     The competitive electric market in Texas became fully operational in January 2002. Neither CenterPoint Houston nor any of the Texas Utility Commission, ERCOT or other market participants has any significant operating history under the market framework created by the Texas electric restructuring law. Some operational difficulties were encountered in the pilot program conducted in 2001 and continue to be experienced now. These difficulties include delays in the switching of some customers from one retail electric provider to another. These difficulties create uncertainty as to the amount of transmission and distribution charges owed by each retail electric provider, which may cause payment of those amounts to be delayed. While to date these difficulties have not been material, these operating difficulties could become material or structural changes adopted to address these difficulties could materially adversely affect its results of operations, financial condition and cash flows.

 DISRUPTIONS AT POWER GENERATION FACILITIES OWNED BY THIRD PARTIES COULD INTERRUPT CENTERPOINT HOUSTON'S SALES OF TRANSMISSION AND DISTRIBUTION SERVICES.

     CenterPoint Houston depends on power generation facilities owned by third parties to provide retail electric providers with electric power which it transmits and distributes to their customers. CenterPoint Houston does not own or operate any power generation facilities. If power generation is disrupted or if power generation capacity is inadequate, CenterPoint Houston's transmission and distribution services may be interrupted, and its results of operations, financial condition and cash flows may be adversely affected.

 CENTERPOINT HOUSTON'S REVENUES AND RESULTS OF OPERATIONS ARE SEASONAL.

     A portion of CenterPoint Houston's revenues is derived from rates that it collects from each retail electric provider based on the amount of electricity it distributes on behalf of each retail electric provider. Thus, CenterPoint Houston's revenues and results of operations are subject to seasonality, weather conditions and other changes in electricity usage, with revenues being higher during the warmer months.

 TECHNOLOGICAL CHANGE MAY MAKE ALTERNATIVE ENERGY SOURCES MORE ATTRACTIVE AND MAY ADVERSELY AFFECT CENTERPOINT HOUSTON'S REVENUES AND RESULTS OF OPERATIONS.

     The continuous process of technological development may result in the introduction to retail customers of economically attractive alternatives to purchasing electricity through CenterPoint Houston's distribution facilities. Manufacturers of self-generation facilities continue to develop smaller-scale, more-fuel-efficient generating units that can be cost-effective options for some retail customers with smaller electric energy requirements. Any reduction in the amount of electric energy CenterPoint Houston distributes as a result of these technologies may have an adverse impact on its results of operations, financial condition and cash flows in the future.

RISK FACTORS AFFECTING THE RESULTS OF OUR ELECTRIC GENERATION BUSINESS

 TEXAS GENCO'S REVENUES AND RESULTS OF OPERATIONS ARE IMPACTED BY MARKET RISKS THAT ARE BEYOND ITS CONTROL.

     Texas Genco sells electric generation capacity, energy and ancillary services in the ERCOT market. The ERCOT market consists of the majority of the population centers in the State of Texas and represents approximately 85% of the demand for power in the state. Under the Texas electric restructuring law, Texas Genco and other power generators in Texas are not subject to traditional cost-based regulation and, therefore, may sell electric generation capacity, energy and ancillary services to wholesale purchasers at prices determined by the market. As a result, Texas Genco is not guaranteed any rate of return on its capital investments through mandated rates, and its revenues and results of operations depend, in large part, upon prevailing market prices for electricity in the ERCOT market. Market prices for electricity, generation capacity, energy and ancillary services may fluctuate substantially. Texas Genco's gross margins are primarily derived from the sale of capacity entitlements associated with its large, solid fuel base-load generating units, including its Limestone and W. A. Parish facilities and its interest in the South Texas Project. The gross margins generated from payments associated with the capacity of these units are directly impacted by natural gas prices. Since the fuel costs for Texas Genco's base-load units are largely fixed under long-term contracts, they are generally not subject to significant daily and monthly fluctuations. However, the market price for power in the ERCOT market is directly affected by the price of natural gas. Because natural gas is the marginal fuel for facilities serving the ERCOT market during most hours, its price has a significant influence on the price of electric power. As a result, the price customers are willing to pay for entitlements to Texas Genco's solid fuel-fired base-load capacity generally rises and falls with natural gas prices.

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     Market prices in the ERCOT market may also fluctuate substantially due to other factors. Such fluctuations may occur over relatively short periods of time. Volatility in market prices may result from:

     - oversupply or undersupply of generation capacity;

     - power transmission or fuel transportation constraints or inefficiencies;

     - weather conditions;

     - seasonality;

     - availability and market prices for natural gas, crude oil and refined products, coal, enriched uranium and uranium fuels;

     - changes in electricity usage;

     - additional supplies of electricity from existing competitors or new market entrants as a result of the development of new generation facilities or additional transmission capacity;

     - illiquidity in the ERCOT market;

     - availability of competitively priced alternative energy sources;

     - natural disasters, wars, embargoes, terrorist attacks and other catastrophic events; and

     - federal and state energy and environmental regulation and legislation.

  THERE IS CURRENTLY A SURPLUS OF GENERATING CAPACITY IN THE ERCOT MARKET AND WE EXPECT THE MARKET FOR WHOLESALE POWER TO BE HIGHLY COMPETITIVE.

     The amount by which power generating capacity exceeded peak demand (reserve margin) in the ERCOT market has exceeded 20% since 2001, and the Texas Utility Commission and the ERCOT ISO have forecasted the reserve margin for 2003 to continue to exceed 20%. A market consulting firm specializing in the power industry has published a report that predicts there will be a surplus of generating capacity in the ERCOT market for the next several years. The commencement of commercial operation of new facilities in the ERCOT region will increase the competitiveness of the wholesale power market, which could have a material adverse effect on Texas Genco's results of operations, financial condition, cash flows and the market value of Texas Genco's assets.

     Texas Genco's competitors include generation companies affiliated with Texas-based utilities, independent power producers, municipal and co-operative generators and wholesale power marketers. The unbundling of vertically integrated utilities into separate generation, transmission and distribution and retail businesses pursuant to the Texas electric restructuring law could result in a significant number of additional competitors participating in the ERCOT market. Some of Texas Genco's competitors may have greater financial resources, lower cost structures, more effective risk management policies and procedures, greater ability to incur losses, greater potential for profitability from ancillary services, and greater flexibility in the timing of their sale of generating capacity and ancillary services than Texas Genco does.

  TEXAS GENCO IS SUBJECT TO OPERATIONAL AND MARKET RISKS ASSOCIATED WITH ITS CAPACITY AUCTIONS.

     Texas Genco is obligated to sell substantially all of its capacity and related ancillary services through 2003 pursuant to the capacity auctions more fully described under "Our Business -- Electric Generation" above. In these auctions, Texas Genco sells firm entitlements on a forward basis to capacity and ancillary services dispatched within specified operational constraints. Although Texas Genco has reserved a portion of its aggregate net generation capacity from its capacity auctions for planned or forced outages at its facilities, unanticipated plant outages or other problems with its generation facilities could result in its firm capacity and ancillary services commitments exceeding its available generation capacity. As a result, Texas Genco could be required to obtain replacement power from third parties in the open market to satisfy its firm commitments that could result in significant additional costs. In addition, an unexpected outage at one of Texas Genco's


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lower cost facilities could require it to run one of its higher cost plants in order to satisfy its obligations even though the energy payments for the dispatched power are based on the cost at the lower-cost facility.

     Texas Genco sells capacity entitlements in state mandated auctions and in its other contractually mandated auctions. The mechanics, regulations and agreements governing Texas Genco's capacity auctions are complex, and the auction process in which Texas Genco sells entitlements to its capacity is relatively new. The state mandated auctions require, among other things, Texas Genco's capacity entitlements to be sold in pre-determined amounts. The characteristics of the capacity entitlements Texas Genco sells in state mandated auctions are defined by rules adopted by the Texas Utility Commission and, therefore, cannot be changed to respond to market demands or operational requirements without approval by the Texas Utility Commission.

  IF THE ERCOT MARKET DOES NOT FUNCTION IN THE MANNER CONTEMPLATED BY THE TEXAS ELECTRIC RESTRUCTURING LAW, TEXAS GENCO'S BUSINESS PROSPECTS, RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS COULD BE ADVERSELY IMPACTED.

     The initiatives under the Texas electric restructuring law have had a significant impact on the nature of the electric power industry in Texas and the manner in which participants in the ERCOT market conduct their business. These changes are ongoing, and we cannot predict the future development of the ERCOT market or the ultimate effect that this changing regulatory environment will have on Texas Genco's business. Some restructured markets in other states have recently experienced supply problems and extreme price volatility. If the ERCOT market does not function as planned once the deregulation initiatives called for by the Texas electric restructuring law have taken their full effect, Texas Genco's results of operations, financial condition and cash flows could be adversely affected. In addition, any market failures could lead to revisions or reinterpretations of the Texas electric restructuring law, the adoption of new laws and regulations applicable to Texas Genco or its facilities and other future changes in laws and regulations that may have a detrimental effect on Texas Genco's business.

     As part of the transition to retail competition in Texas, the ERCOT market has changed from operating with multiple control areas, each managed by one of the utilities in the state, to a single control area managed by the ERCOT ISO. The ERCOT ISO is responsible for maintaining reliable operations of the bulk electric power supply system in the new combined control area. If the ERCOT ISO is unable to successfully manage these functions, the ERCOT market may not operate properly and Texas Genco's results of operations could be adversely affected. In addition, the ERCOT ISO may impose or the Texas Utility Commission may require price limitations, bidding rules and other mechanisms that could impact wholesale prices in the ERCOT market and the outcomes of Texas Genco's capacity auctions.

  THE OPERATION OF TEXAS GENCO'S POWER GENERATION FACILITIES INVOLVES RISKS THAT COULD ADVERSELY AFFECT ITS REVENUES, COSTS, RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

     Texas Genco is subject to various risks associated with operating its power generation facilities, any of which could adversely affect its revenues, costs, results of operations, financial condition and cash flows. These risks include:

     - operating performance below expected levels of output or efficiency;

     - breakdown or failure of equipment or processes;

     - disruptions in the transmission of electricity;

     - shortages of equipment, material or labor;

     - labor disputes;

     - fuel supply interruptions;

     - limitations that may be imposed by regulatory requirements, including, among others, environmental standards;

     - limitations imposed by the ERCOT ISO;


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

     - violations of permit limitations;

     - operator error; and

     - catastrophic events such as fires, hurricanes, explosions, floods, terrorist attacks or other similar occurrences.

     A significant portion of Texas Genco's facilities were constructed many years ago. Older generation equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep it operating at high efficiency and to meet regulatory requirements. This equipment is also likely to require periodic upgrading and improvement. Any unexpected failure to produce power, including failure caused by breakdown or forced outage, could result in reduced earnings.

     Texas Genco employs experienced personnel to maintain and operate its facilities and carries insurance to mitigate the effects of some of the operating risks described above. Texas Genco's insurance policies, however, are subject to certain limits and deductibles and do not include business interruption coverage. Should one or more of the events described above occur, revenues from Texas Genco's operations may be significantly reduced or its costs of operations may significantly increase.

 TEXAS GENCO RELIES ON POWER TRANSMISSION FACILITIES THAT IT DOES NOT OWN OR CONTROL AND THAT ARE SUBJECT TO TRANSMISSION CONSTRAINTS WITHIN THE ERCOT MARKET. IF THESE FACILITIES FAIL TO PROVIDE TEXAS GENCO WITH ADEQUATE TRANSMISSION CAPACITY, IT MAY NOT BE ABLE TO DELIVER WHOLESALE ELECTRIC POWER TO ITS CUSTOMERS AND IT MAY INCUR ADDITIONAL COSTS.

     Texas Genco depends on transmission and distribution facilities owned and operated by our wholly owned subsidiary, CenterPoint Houston, and on transmission and distribution systems owned by others to deliver the wholesale electric power it sells from its power generation facilities to its customers, who in turn deliver power to the end users. If transmission is disrupted, or if transmission capacity infrastructure is inadequate, Texas Genco's ability to sell and deliver wholesale electric energy may be adversely impacted.

     The single control area of the ERCOT market is currently organized into four congestion zones, referred to as the North, South, West and Houston zones. These congestion zones are determined by physical constraints on the ERCOT transmission system that make it difficult or impossible at times to move power from a zone on one side of the constraint to the zone on the other side of the constraint. All but two of Texas Genco's facilities are located in the Houston congestion zone. Texas Genco's Limestone facility is located in the North congestion zone and the South Texas Project is located in the South congestion zone. Texas Genco sells a portion of the entitlements offered in its state mandated auctions to customers located in congestion zones other than the Houston zone. Transmission congestion between these zones could impair Texas Genco's ability to schedule power for transmission across zonal boundaries, which are defined by the ERCOT ISO, thereby inhibiting its efforts to match its facility scheduled outputs with its customer scheduled requirements.

     The ERCOT ISO has instituted rules that directly assign congestion costs to the parties causing the congestion. Therefore, power generators participating in the ERCOT market could be liable for the congestion costs associated with transferring power between zones. Texas Genco schedules its anticipated requirements based on its own forecasted needs, which rely in part on demand forecasts made by its customers. These forecasts may prove to be inaccurate. Texas Genco could be deemed responsible for congestion costs if it schedules delivery of power between congestion zones during times when the ERCOT ISO expects congestion to occur between the zones. If Texas Genco is liable for congestion costs, its financial results could be adversely affected. For more information about the ERCOT market, please read "Our
Business -- Overview -- ERCOT Market Framework" above.

 TEXAS GENCO'S RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS COULD BE ADVERSELY IMPACTED BY A DISRUPTION OF ITS FUEL SUPPLIES.

     Texas Genco relies primarily on natural gas, coal, lignite and uranium to fuel its generation facilities. Texas Genco purchases its fuel from a number of different suppliers under long-term contracts and on the spot market. Under Texas Genco's capacity auctions, it sells firm entitlements to capacity and ancillary services.

Therefore, any disruption in the delivery of fuel could prevent Texas Genco from operating its facilities to meet its auction commitments, which could adversely affect its results of operations, financial condition and cash flows.

     Delivery of natural gas to each of Texas Genco's natural gas-fired facilities typically depends on the natural gas pipelines or distributors for that location. As a result, Texas Genco is subject to the risk that a natural gas pipeline or distributor may suffer disruptions or curtailments in its ability to deliver natural gas to it or that the amounts of natural gas Texas Genco requests are curtailed. These disruptions or curtailments could adversely affect Texas Genco's ability to operate its natural gas-fired generating facilities. Texas Genco leases gas storage facilities capable of storing approximately 6.3 billion cubic feet of natural gas, of which 4.2 billion cubic feet is working capacity.

     Texas Genco purchases coal from a limited number of suppliers. Generally, Texas Genco seeks to maintain average coal reserves sufficient to operate its coal-fired facilities for 30 days. Texas Genco also has long-term rail transportation contracts with two rail transportation companies to transport coal to its coal-fired facilities. Any extended disruption in Texas Genco's coal supply, including those caused by transportation disruptions, adverse weather conditions, labor relations or environmental regulations affecting Texas Genco's coal suppliers, could adversely affect its ability to operate its coal-fired facilities. Texas Genco is also exposed to the risk that suppliers that have agreed to provide it with fuel could breach their obligations. Should these suppliers fail to perform, Texas Genco may be forced to enter into alternative arrangements at then-current market prices. As a result, Texas Genco's results of operations, financial condition and cash flows could be adversely affected.

 TO DATE, TEXAS GENCO HAS SOLD A SUBSTANTIAL PORTION OF ITS AUCTIONED CAPACITY ENTITLEMENTS TO A SINGLE CUSTOMER, RELIANT RESOURCES. ACCORDINGLY, TEXAS GENCO'S RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS COULD BE ADVERSELY AFFECTED IF RELIANT RESOURCES DECLINED TO PARTICIPATE IN TEXAS GENCO'S FUTURE AUCTIONS OR FAILED TO MAKE PAYMENTS WHEN DUE UNDER RELIANT RESOURCES' PURCHASED ENTITLEMENTS.

     By participating in Texas Genco's contractually mandated auctions, subsidiaries of Reliant Resources purchased entitlements to 63% of the aggregate 2002 capacity and 58% of the aggregate 2003 capacity that Texas Genco has sold to date through its capacity auctions. Reliant Resources made these purchases either through the exercise of its contractual rights to purchase 50% of the entitlements Texas Genco auctions in its contractually mandated auctions or through the submission of bids. In the event Reliant Resources declined to participate in Texas Genco's future auctions or failed to make payments when due, Texas Genco's results of operations, financial condition and cash flows could be adversely affected. In this regard, Reliant Resources has reported that it is facing large maturities of debt over the next year, and its securities ratings are now below investment grade.

 TEXAS GENCO MAY INCUR SUBSTANTIAL COSTS AND LIABILITIES AS A RESULT OF ITS OWNERSHIP OF NUCLEAR FACILITIES.

     Texas Genco owns a 30.8% interest in the South Texas Project, a nuclear powered generation facility. As a result, Texas Genco is subject to risks associated with the ownership and operation of nuclear facilities. These risks include:

     - the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;

     - limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; and

     - uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

     The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines, shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could necessitate substantial


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

capital expenditures at nuclear plants. In addition, although we have no reason to anticipate a serious nuclear incident at the South Texas Project, if an incident did occur, it could have a material adverse effect on Texas Genco's results of operations, financial condition and cash flows.

 CONTRACTUAL RESTRICTIONS ON THE OPERATION OF TEXAS GENCO'S BUSINESS MAY LIMIT ITS ABILITY TO TAKE ACTIONS AVAILABLE TO OTHER COMPANIES THAT ARE NOT SUBJECT TO SIMILAR RESTRICTIONS.

     Effective December 31, 2000, Reliant Resources and Reliant Energy entered into a master separation agreement, that now governs the rights and obligations of us and Reliant Resources in connection with the business separation plan of Reliant Energy adopted in response to the Texas electric restructuring law. Reliant Resources also has an option to purchase the shares of Texas Genco stock owned by us that is exercisable in January 2004. Texas Genco has agreed to comply with certain restrictions governing its operations as contemplated by the master separation agreement and option agreement. These restrictions limit Texas Genco's ability to:

     - merge or consolidate with another entity;

     - sell assets;

     - enter into long-term agreements and commitments for the purchase of fuel or the purchase or sale of power outside the ordinary course of business;

     - engage in other businesses;

     - construct or acquire new generation plants or capacity;

     - engage in hedging transactions;

     - encumber Texas Genco's assets;

     - issue additional equity securities;

     - pay special dividends; and

     - make certain loans, investments or advances to, or engage in certain transactions with, Texas Genco's affiliates.

  TEXAS GENCO MAY NOT HAVE ACCESS TO SUFFICIENT CAPITAL IN THE AMOUNTS AND AT THE TIMES NEEDED TO FINANCE ITS BUSINESS.

     To date, Texas Genco's capital has been provided by internally generated cash flows and borrowings and capital contributions from CenterPoint Energy. We can give no assurances that Texas Genco's current and future capital structure, operating performance, financial condition and cash flows will permit it to access the capital markets or to obtain other financing as needed to meet its working capital requirements and projected future capital expenditures on favorable terms. Texas Genco's projected future capital expenditures are substantial. Texas Genco's ability to secure third party credit lines or other debt financing may be adversely impacted by the factors described in this section, including the nature of its business, which may lead to volatility in its financial results and cash flows. CenterPoint Energy has agreed to lend funds to Texas Genco from time to time upon Texas Genco's request until the earlier of the closing date on which Reliant Resources acquires Texas Genco common stock from CenterPoint Energy pursuant to the Reliant Resources option or the expiration of the Reliant Resources option. In the event CenterPoint Energy were to experience liquidity problems or otherwise failed to perform, Texas Genco may be unable to obtain third party financing.

     In addition, Texas Genco's ability to raise capital is restricted under its agreements with CenterPoint Energy. These restrictions limit Texas Genco's ability to:

     - issue additional equity securities;

     - encumber its assets; or

     - incur indebtedness, except to satisfy requirements for operating and maintenance expenditures and other capital expenditures contemplated under its agreements with CenterPoint Energy, to meet its working capital needs, or to refinance indebtedness incurred for the foregoing purposes.

     In connection with CenterPoint Energy's registration as a public utility holding company under the 1935 Act, the SEC has limited the aggregate amount of Texas Genco's external borrowings to $500 million. In addition, the order issued to CenterPoint Energy under the 1935 Act restricts Texas Genco's ability to pay dividends out of capital accounts. Under these restrictions, Texas Genco is permitted to pay dividends out of its current or retained earnings, and it may also pay dividends in an amount of up to $100 million in excess of its current or retained earnings.

  TEXAS GENCO'S OPERATIONS ARE SUBJECT TO EXTENSIVE REGULATION. IF TEXAS GENCO FAILS TO COMPLY WITH APPLICABLE REGULATIONS OR OBTAIN OR MAINTAIN ANY NECESSARY GOVERNMENTAL PERMIT OR APPROVAL, IT MAY BE SUBJECT TO CIVIL, ADMINISTRATIVE AND/OR CRIMINAL PENALTIES THAT COULD ADVERSELY IMPACT ITS RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

     Texas Genco's operations are subject to complex and stringent energy, environmental and other governmental laws and regulations. The acquisition, ownership and operation of power generation facilities require numerous permits, approvals and certificates from federal, state and local governmental agencies. These facilities are subject to regulation by the Texas Utility Commission regarding non-rate matters. Existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to Texas Genco or any of its generation facilities or future changes in laws and regulations may have a detrimental effect on its business.

     Operation of the South Texas Project is subject to regulation by the NRC. This regulation involves testing, evaluation and modification of all aspects of plant operation in light of NRC safety and environmental requirements. Continuous demonstrations to the NRC that plant operations meet applicable requirements are also required. The NRC has the ultimate authority to determine whether any nuclear powered generating unit may operate.

     Water for certain of Texas Genco's facilities is obtained from public water authorities. New or revised interpretations of existing agreements by those authorities or changes in price or availability of water may have a detrimental effect on Texas Genco's business.

     If Texas Genco fails to comply with regulatory requirements that apply to its operations, regulatory agencies could seek to impose civil, administrative and/or criminal liabilities or could take other actions seeking to curtail its operations. These liabilities or actions could adversely impact its results of operations, financial condition and cash flows.

  TEXAS GENCO'S COSTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS ARE SIGNIFICANT AND THE COST OF COMPLIANCE WITH NEW ENVIRONMENTAL LAWS AND ITS EXPOSURE TO POTENTIAL LIABILITIES ASSOCIATED WITH THE ENVIRONMENTAL CONDITION OF ITS FACILITIES COULD ADVERSELY AFFECT ITS PROFITABILITY.

     Texas Genco's business is subject to extensive environmental regulation by federal, state and local authorities. Texas Genco is required to comply with numerous environmental laws and regulations, and to obtain numerous governmental permits, in operating its facilities. Texas Genco may incur significant additional costs to comply with these requirements. If Texas Genco fails to comply with these requirements, it could be subject to civil or criminal liability and fines. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to Texas Genco or its facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions. If any of these events occurs, Texas Genco's business, results of operations, financial condition and cash flows could be adversely affected.

     Texas Genco may not be able to obtain or maintain from time to time all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals or if

Texas Genco fails to obtain and comply with them, it may not be able to operate its facilities or it may be required to incur additional costs.

     Texas Genco is generally responsible for all on-site liabilities associated with the environmental condition of its power generation facilities, regardless of when the liabilities arose and whether the liabilities are known or unknown. These liabilities may be substantial.

  CHANGES IN TECHNOLOGY MAY MAKE TEXAS GENCO'S POWER GENERATION FACILITIES LESS COMPETITIVE, WHICH COULD ADVERSELY IMPACT THEIR VALUE AND THE RESULTS OF TEXAS GENCO'S OPERATIONS.

     A significant portion of Texas Genco's generation facilities were constructed many years ago and rely on older technologies. Some of Texas Genco's competitors may have newer generation facilities and technologies that allow them to produce and sell power more efficiently, which could adversely affect Texas Genco's results of operations, financial condition and cash flows. In addition, research and development activities are ongoing to improve alternate technologies to produce electricity, including fuel cells, microturbines, windmills and photovoltaic (solar) cells. It is possible that advances in these or other technologies will reduce the current costs of electricity production to a level that is below that of Texas Genco's generation facilities. If this occurs, Texas Genco's generation facilities will be less competitive and the value of its power plants could be significantly impaired. Also, electricity demand could be reduced by increased conservation efforts and advances in technology that could likewise significantly reduce the value of Texas Genco's power generation facilities.

RISK FACTORS AFFECTING THE RESULTS OF OUR NATURAL GAS DISTRIBUTION AND PIPELINES AND GATHERING BUSINESSES

  OUR NATURAL GAS DISTRIBUTION BUSINESS MUST COMPETE WITH ALTERNATIVE ENERGY SOURCES.

     CERC competes primarily with alternate energy sources such as electricity and other fuel sources. In some areas, intrastate pipelines, other gas distributors and marketers also compete directly with CERC for natural gas sales to end-users. In addition, as a result of federal regulatory changes affecting interstate pipelines, natural gas marketers operating on these pipelines may be able to bypass CERC's facilities and market, sell and/or transport natural gas directly to commercial and industrial customers. Any reduction in the amount of natural gas marketed, sold or transported by CERC as a result of competition may have an adverse impact on CERC's results of operations, financial condition and cash flows.

  OUR NATURAL GAS DISTRIBUTION BUSINESS IS SUBJECT TO FLUCTUATIONS IN NATURAL GAS PRICING LEVELS.

     CERC is subject to risk associated with upward price movements of natural gas. High natural gas prices might affect CERC's ability to collect balances due from its customers and could create the potential for uncollectible accounts expense to exceed the recoverable levels built into CERC's tariff rates. In addition, a sustained period of high natural gas prices could apply downward demand pressure on natural gas consumers in CERC's service territory.

  CERC MAY INCUR CARRYING COSTS ASSOCIATED WITH PASSING THROUGH CHANGES IN THE COSTS OF NATURAL GAS.

     Generally, the regulations of the states in which CERC operates allow it to pass through changes in the costs of natural gas to its customers through purchased gas adjustment provisions in the applicable tariffs. There is, however, a timing difference between its purchases of natural gas and the ultimate recovery of these costs. Consequently, CERC may incur carrying costs as a result of this timing difference that are not recoverable from its customers. The failure to recover those additional carrying costs may have an adverse effect on CERC's results of operations, financial condition and cash flows.

  OUR PIPELINES AND GATHERING BUSINESSES MUST COMPETE DIRECTLY WITH OTHERS IN THE TRANSPORTATION AND STORAGE OF NATURAL GAS AND INDIRECTLY WITH ALTERNATIVE FORMS OF ENERGY.

     Our two interstate pipelines and our gathering systems compete with other interstate and intrastate pipelines and gathering systems in the transportation and storage of natural gas. The principal elements of competition are rates, terms of service, and flexibility and reliability of service. They also compete indirectly with other forms of energy, including electricity, coal and fuel oils. The primary competitive factor is price. The actions of CERC's competitors could lead to lower prices, which may have an adverse impact on CERC's results of operations, financial condition and cash flows.

  IF WE FAIL TO EXTEND CONTRACTS WITH TWO OF OUR SIGNIFICANT INTERSTATE PIPELINES' CUSTOMERS, IT COULD HAVE AN ADVERSE IMPACT ON CERC'S OPERATIONS.

     Contracts with two of our interstate pipelines' significant customers, Arkla and Laclede, are currently scheduled to expire in 2005 and 2007, respectively. To the extent the pipelines are unable to extend these contracts or the contracts are renegotiated at rates substantially different than the rates provided in the current contracts, it could have an adverse effect on CERC's results of operations, financial condition and cash flows.

  OUR INTERSTATE PIPELINES ARE SUBJECT TO FLUCTUATIONS IN THE SUPPLY OF GAS.

     Our interstate pipelines largely rely on gas sourced in the various supply basins located in the Midcontinent region of the United States. To the extent the availability of this supply is substantially reduced, it could have an adverse effect on CERC's results of operations, financial condition and cash flows.

  CERC'S REVENUES AND RESULTS OF OPERATIONS ARE SEASONAL.

     A portion of CERC's revenues are derived from natural gas sales and transportation. Thus, CERC's revenues and results of operations are subject to seasonality, weather conditions and other changes in natural gas usage, with revenues being higher during the winter months.

ITEM 3. LEGAL PROCEEDINGS

     For a brief description of certain legal and regulatory proceedings affecting us, see "Regulation" and "Environmental Matters" in Item 1 of this report and Notes 4 and 13 to our consolidated financial statements.


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